Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2020

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	30.06.2020 (unaudited)		31.03.2020 (Audited) (Refer note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	15,687		19,513	21,167	83,545
2	Other operating income	286		242	207	902
3	Other income	1,025		627	380	2,510

	Total Income	16,998		20,382	21,754	86,957

4	Expenses
a)	Cost of materials consumed	4,471		5,419	5,548	21,261
b)	Purchases of stock-in-trade	13		20	0	225
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	264		199	(214)	1,017
d)	Power & fuel charges (Refer note 11)	2,416		3,313	4,584	16,392
e)	Employee benefits expense	659		487	744	2,672
f)	Finance costs	1,252		1,064	1,341	4,977
g)	Depreciation, depletion and amortization expense	1,733		2,252	2,155	9,093
h)	Other expenses	4,157		5,765	5,514	22,193

5	Total expenses	14,965		18,519	19,672	77,830

6	Profit before exceptional items and tax	2,033		1,863	2,082	9,127

7	Net exceptional (loss) /gain (Refer note 3)	—		(17,132)	—	(17,386)

8	Profit/ (Loss) before tax	2,033		(15,269)	2,082	(8,259)

9	Tax expense/ (benefit)
	On other than exceptional items
a)	Net Current tax expense	297		320	615	1,788
b)	Net Deferred tax expense / (benefit)	118		1,317	(477)	(484)
c)	Deferred tax on intra group profit distribution	96		1,701	—	1,701
	On Exceptional items
a)	Net Deferred tax (benefit) /expense (Refer note 3)	—		(6,524)	—	(6,521)

	Net tax expense/ (benefit):	511		(3,186)	138	(3,516)

10	Profit/ (loss) after tax before share in profit / (loss) of jointly controlled entities and associates and non-controlling interests	1,522		(12,083)	1,944	(4,743)

11	Add: Share in profit / (loss) of jointly controlled entities and associates	0		0	0	(1)

12	Profit/ (loss) after share in profit / (loss) of jointly controlled entities and associates (a)	1,522		(12,083)	1,944	(4,744)

13	Other Comprehensive Income/ (loss)
i.	(a) Items that will not be reclassified to profit or loss	10		(96)	(25)	(284)
	(b) Tax benefit on items that will not be reclassified to profit or loss	4		23	1	71
ii.	(a) Items that will be reclassified to profit or loss	7		(73)	62	927
	(b) Tax benefit on items that will be reclassified to profit or loss	36		28	(21)	2

	Total Other Comprehensive Income /(loss) (b)	57		(118)	17	716

14	Total Comprehensive Income/ (loss) (a + b)	1,579		(12,201)	1,961	(4,028)

15	Profit/ (loss) attributable to:
a)	Owners of Vedanta Limited	1,033		(12,521)	1,351	(6,664)
b)	Non-controlling interests	489		438	593	1,920

16	Other Comprehensive Income/ (Loss) attributable to :
a)	Owners of Vedanta Limited	64		0	4	839
b)	Non-controlling interests	(7)		(118)	13	(123)

17	Total comprehensive Income/ (loss) attributable to:
a)	Owners of Vedanta Limited	1,097		(12,521)	1,355	(5,825)
b)	Non-controlling interests	482		320	606	1,797

18	Net Profit/ (loss) after taxes, non-controlling interests and share in profit/ (loss) of jointly controlled entities and associates but before exceptional items	1,033		(1,914)	1,351	3,993

19	Paid-up equity share capital (Face value of ₹1 each)	372		372	372	372
20	Reserves excluding Revaluation Reserves as per balance sheet					54,263
21	Earnings / (Loss) per share (₹) (*not annualised)
	-Basic	2.79	*	(33.82)*	3.65 *	(18.00)
	-Diluted	2.77	*	(33.82)*	3.63 *	(18.00)

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2020 (unaudited)	31.03.2020 (Audited) (Refer note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,207	3,692	4,295	15,715
	(ii) Silver - India	645	601	576	2,444

	Total	3,852	4,293	4,871	18,159
b)	Zinc - International	374	733	824	3,128
c)	Oil & Gas	1,389	2,404	3,131	12,661
d)	Aluminium	6,043	6,378	6,834	26,577
e)	Copper	1,377	2,256	1,777	9,053
f)	Iron Ore	639	1,073	797	3,463
g)	Power	1,018	1,204	1,703	5,860
h)	Others	1,029	1,224	1,254	4,782

	Total	15,721	19,565	21,191	83,683

Less:	Inter Segment Revenue	34	52	24	138

	Revenue from operations	15,687	19,513	21,167	83,545

2	Segment Results
	[ Profit /(loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	488	887	1,397	4,322
	(ii) Silver - India	532	516	500	2,126

	Total	1,020	1,403	1,897	6,448
b)	Zinc - International	24	(212)	(10)	(253)
c)	Oil & Gas	220	200	1,178	4,557
d)	Aluminium	848	667	(252)	175
e)	Copper	(115)	(124)	(115)	(509)
f)	Iron Ore	164	317	90	777
g)	Power	230	301	222	979
h)	Others	(61)	92	73	(1)

	Total	2,330	2,644	3,083	12,173

Less: Finance costs		1,252	1,064	1,341	4,977
Add: Other unallocable income net off expenses		955	283	340	1,931

	Profit before exceptional items and tax	2,033	1,863	2,082	9,127

Add: Net exceptional (loss) /gain (Refer note 3)		—	(17,132)	—	(17,386)

	Profit / (loss) before tax	2,033	(15,269)	2,082	(8,259)

3	Segment assets
a)	Zinc, Lead and Silver - India	22,059	21,989	20,484	21,989
b)	Zinc - International	5,264	5,175	6,116	5,175
c)	Oil & Gas (Refer note 3)	16,885	15,474	30,763	15,474
d)	Aluminium	55,257	55,876	56,847	55,876
e)	Copper	7,142	6,867	8,541	6,867
f)	Iron Ore	2,862	2,738	3,131	2,738
g)	Power	18,852	18,712	19,904	18,712
h)	Others	7,876	8,087	9,192	8,087
i)	Unallocated	43,418	48,704	40,098	48,704

	Total	179,615	183,622	195,076	183,622

4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,477	5,996	5,531	5,996
b)	Zinc - International	882	1,226	1,184	1,226
c)	Oil & Gas	10,648	10,206	11,936	10,206
d)	Aluminium	19,568	20,811	20,215	20,811
e)	Copper	4,971	4,599	4,117	4,599
f)	Iron Ore	1,293	1,268	1,275	1,268
g)	Power	1,937	1,942	2,021	1,942
h)	Others	1,513	1,574	1,562	1,574
i)	Unallocated	62,414	64,253	67,727	64,253

	Total	108,703	111,875	115,568	111,875

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 5)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter ended June 30, 2020 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on October 03, 2020.The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2020 are the balancing figures between the audited figures for the full financial year ended March 31, 2020 and unaudited figures for the nine months ended December 31, 2019.

3	Exceptional items comprises of the following:

				(₹ in Crore)
Particulars	Quarter ended			Year ended
	30.06.2020 (unaudited)	31.03.2020 (Audited) (Refer note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/ reversal
- relating to property, plant and equipment and exploration assets -Oil & gas segment *	—	(15,907)	—	(15,907)
- relating to other property, plant and equipment and other assets- Copper segment (Refer note 5)	—	(669)	—	(669)
- relating to other property, plant and equipment and other assets- Other segment	—	—	—	(504)
Provision on receivables subject to litigation	—	(556)	—	(556)
Interest income on claims based on Supreme Court order	—	—	—	82
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	—	—	168

Net exceptional (loss)/gain	—	(17,132)	—	(17,386)
Tax benefit / (expense) on above	—	6,524	—	6,521
Non-controlling interests on above	—	1	—	208

Net exceptional (loss)/ gain net of tax and non-controlling interests	—	(10,607)	—	(10,657)

* The impairment for the quarter ended March 31, 2020, was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19

4

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f 15 May 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated 7 April 2017, for RJ block by a period of 10 years w.e.f. 15th May 2020 vide its letter dated 26th October 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on 12 May 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues.The bench was not inclined to pass any ex-parte orders and posted the matter for hearing on October 16, 2020.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from 15 May 2020 until extension is signed or for a period upto October 31, 2020, whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

5

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited had filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The matter was listed on August 31, 2020. After hearing the parties, the bench granted permission to file SLP and accordingly issued the notice to the respondents to file counter affidavit on SLP & the prayer for interim relief within four weeks.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any additional material adjustments to these financial results as a consequence of the above actions.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

6

The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12,2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal.The Company has obtained the approval of shareholders for the same through postal ballot on June 24, 2020.

The Stock Exchanges have granted in-principle approval for delisting vide their letters each dated September 28, 2020. VRL and its wholly owned subsidiaries, have issued a public announcement with regard to the delisting offer on September 29, 2020 in accordance with Regulation 10(1) of the Delisting Regulations.

7

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 crores through infusion of equity of ₹ 34 crores and inter-corporate loan of ₹ 22 crores as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 crores to the Financial Creditors payable equally over 4 years commencing March 2021.

8	As part of its cash management activities, during the quarter ended June 30, 2020, the Company’s overseas subsidiaries have extended loans of US$ 307 million to Vedanta Resources Limited (VRL) and its subsidiaries, repayable by June 2021.

9	The Group has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. Based on the assessment, no adjustment is required to these financial results.

10	As at June 30, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 437 crores (net of provision of ₹ 209 crores) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiaries (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Group, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

11	Power and fuel charges for the quarter ended June 30, 2020 are net of reversal of ₹ 395 crores on account of reduction in floor and forbearance prices of renewable energy certificates

12	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Dated : October 03 , 2020	Navin Agarwal	GR Arun Kumar
Place : Mumbai	Executive Vice-Chairman	Whole -Time Director and Chief Financial Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER ENDED JUNE 30, 2020

		(₹ in Crore except as stated)

		Quarter ended			Year ended
S. No.	Particulars	30.06.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
1	Revenue from operations	6,689	8,343	8,522	35,417
2	Other operating income	93	113	95	441
3	Other income	4,726	184	190	2,870

	Total Income	11,508	8,640	8,807	38,728

4	Expenses
a)	Cost of materials consumed	2,731	3,356	3,077	12,493
b)	Purchases of Stock-in-Trade	76	21	0	227
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	(200)	(65)	212	1,430
d)	Power & fuel charges (Refer note 9)	1,316	1,564	2,131	7,728
e)	Employee benefits expense	176	121	231	765
f)	Finance costs	800	728	881	3,328
g)	Depreciation, depletion and amortization expense	596	820	794	3,264
h)	Other expenses	1,479	1,766	1,974	7,388

	Total expenses	6,974	8,311	9,300	36,623

5	Profit/(Loss) before exceptional items and tax	4,534	329	(493)	2,105

6	Net exceptional loss (Refer note 3)	—	(12,697)	—	(12,568)

7	Profit/(Loss) before tax	4,534	(12,368)	(493)	(10,463)

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	4	—	4
b)	Net Deferred tax expense/(benefit)	1,570	1,116	(243)	(592)
	Tax benefit on exceptional items :
a)	Net Deferred tax benefit (Refer note 3)	—	(3,202)	—	(3,143)

	Net tax expense/(benefit)	1,570	(2,082)	(243)	(3,731)

9	Net Profit/(Loss) after tax (a)	2,964	(10,286)	(250)	(6,732)

10	Net Profit/(Loss) after tax before exceptional items (net of tax)	2,964	(791)	(250)	2,693

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	22	(19)	(21)	(85)
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	0	(2)	0	4
ii.	(a) Items that will be reclassified to profit or loss	(54)	111	8	423
	(b) Tax benefit/(expense) on items that will be reclassified to profit or loss	27	43	(15)	42

	Total Other Comprehensive (Loss)/Income (b)	(5)	133	(28)	384

12	Total Comprehensive Income/(Loss) (a+b)	2,959	(10,153)	(278)	(6,348)

13	Paid-up equity share capital (Face value of ₹1 each)	372	372	372	372
14	Reserves excluding Revaluation Reserves as per balance sheet				69,523
15	Earnings/(Loss) per share (₹) (*not annualised)
	- Basic & Diluted	7.97 *	(27.65)*	(0.67)*	(18.10)

		(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
1	Segment Revenue
a)	Oil & Gas	750	1,320	1,673	6,756
b)	Aluminium	4,277	4,417	5,022	19,022
c)	Copper	848	1,389	972	5,972
d)	Iron Ore	639	1,074	796	3,463
e)	Power	175	143	60	206

	Total	6,689	8,343	8,523	35,419

Less:	Inter Segment Revenue	—	—	1	2

	Revenue from operations	6,689	8,343	8,522	35,417

2	Segment Results
	[Profit/(Loss) before tax and interest]
a)	Oil & Gas	118	146	627	2,406
b)	Aluminium	511	532	(228)	237
c)	Copper	(98)	(102)	(112)	(432)
d)	Iron Ore	141	327	104	830
e)	Power	(13)	(20)	(85)	(235)

	Total	659	883	306	2,806

Less:	Finance costs	800	728	881	3,328
Add:	Other unallocable income net off expenses	4,675	174	82	2,627

	Profit/(Loss) before exceptional items and tax	4,534	329	(493)	2,105

Add:	Net exceptional loss (Refer note 3)	—	(12,697)	—	(12,568)

	Profit/(Loss) before tax	4,534	(12,368)	(493)	(10,463)

3	Segment assets
a)	Oil & Gas (Refer note 3)	12,264	10,900	18,097	10,900
b)	Aluminium	42,401	42,792	43,494	42,792
c)	Copper	6,113	5,865	7,219	5,865
d)	Iron Ore	2,687	2,549	2,937	2,549
e)	Power	3,445	3,342	3,347	3,342
f)	Unallocated	70,469	74,002	72,063	74,002

	Total	137,379	139,450	147,157	139,450

4	Segment liabilities
a)	Oil & Gas	8,790	8,501	8,194	8,501
b)	Aluminium	14,291	15,369	15,183	15,369
c)	Copper	4,548	4,155	3,612	4,155
d)	Iron Ore	2,118	1,098	1,139	1,098
e)	Power	206	156	152	156
f)	Unallocated	34,553	40,276	41,254	40,276

	Total	64,506	69,555	69,534	69,555

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas

(b) Aluminium which consists of manufacturing of alumina and various aluminium products

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 4)

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter ended June 30, 2020 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on October 03, 2020. The statutory auditors have carried out limited review of the same.

2	The figures for the quarter ended March 31, 2020 are the balancing figures between audited figures for the full financial year ended March 31, 2020 and unaudited figures for the nine months ended December 31, 2019.

3	Exceptional items comprises of the following:

				(₹ in Crore)
Particulars	Quarter ended			Year ended
	30.06.2020 (Unaudited)	31.03.2020 (Audited) (Refer Note 2)	30.06.2019 (Unaudited)	31.03.2020 (Audited)
Impairment (charge)/reversal
- relating to property, plant & equipment and exploration assets - Oil and gas segment *	—	(8,273)	—	(8,273)
- relating to property, plant & equipment and other assets - Copper segment (Refer note 4)	—	(669)	—	(669)
- relating to investment in subsidiary - Cairn India Holdings Limited *	—	(3,339)	—	(3,339)
- relating to investment in subsidiary - Sesa Resources Limited	—	(15)	—	(54)
Provision on receivables subject to litigation	—	(401)	—	(401)
Revision of Renewable Purchase Obligation (RPO) pursuant to the Odisha Electricity Regulatory Commission notification	—	—	—	168

Net exceptional loss	—	(12,697)	—	(12,568)

Tax benefit on exceptional items	—	3,202	—	3,143

Net exceptional loss (net of tax)	—	(9,495)	—	(9,425)

* The impairment was triggered majorly due to the significant fall in crude oil prices primarily consequent to the outbreak of COVID-19.

4

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The matter was listed on August 31, 2020. After hearing the parties, the bench granted permission to file SLP and accordingly issued the notice to the respondents to file counter affidavit on SLP & the prayer for interim relief within four weeks.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any additional material adjustments to these financial results as a consequence of the above actions.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication.

5

The management is of the opinion that the Company is eligible for automatic extension of Production Sharing Contract (PSC) for Rajasthan (RJ) block on same terms w.e.f May 15, 2020, a matter which is sub-judice. In parallel, Government of India (GoI), accorded its approval for extension of the PSC, under the Pre-NELP Extension policy as per notification dated April 07, 2017, for RJ block by a period of 10 years w.e.f. May 15, 2020 vide its letter dated October 26, 2018 subject to fulfillment of certain conditions.

One of the conditions for extension relates to notification of certain audit exceptions raised for FY 16-17 as per PSC provisions and provides for payment of amounts, if such audit exceptions result into any creation of liability. In connection with the said audit exceptions, US$ 364 million (₹ 2,723 Crore), relating to the share of the Company and its subsidiary, has been raised by DGH on May 12, 2020. The Company has disputed the same together with all the other audit exceptions for the said year and for the subsequent year, notified till date, as in the Company’s view the audit notings are not in accordance with the PSC and are entirely unsustainable and as per PSC provisions, having been disputed, the notings do not prevail and accordingly do not result in creation of any liability. The Company has reasonable grounds to defend itself which are supported by independent legal opinions. The Company has also invoked the PSC process for resolution of disputed exceptions and has issued notice for arbitration. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The bench was not inclined to pass any ex-parte orders and posted the matter for hearing on October 16, 2020.

Due to extenuating circumstances surrounding COVID-19 and pending signing of the PSC addendum for extension after complying with all stipulated conditions, GoI has permitted the Company to continue Petroleum operations in the RJ Block with effect from May 15, 2020 until extension is signed or for a period up to October 31, 2020 , whichever is earlier.

For reasons aforesaid, the Company is not expecting any material liability to devolve on account of the same or any disruptions in its petroleum operations.

6

The Company vide letter dated May 12, 2020 has informed the stock exchanges that it has received a letter dated May 12, 2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL has expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

Further, the board of directors of the Company in their meeting held on May 18, 2020 have considered and granted their approval for the said Delisting Proposal and to seek shareholders’ approval for the said proposal. The Company has obtained the approval of shareholders for the same through postal ballot on June 24, 2020.

The Stock Exchanges have granted in-principle approval for delisting vide their letters each dated September 28, 2020. VRL and its wholly owned subsidiaries have issued a public announcement with regard to the delisting offer on September 29, 2020 in accordance with Regulation 10(1) of the Delisting Regulations.

7

Vedanta Limited has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

The consideration paid for the acquisition of FACOR by the Company on debt and cash free basis under the approved Resolution Plan includes cash of ₹ 56 Crores through infusion of equity of ₹ 34 Crores and inter-corporate loan of ₹ 22 Crores as well as zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of ₹ 287 Crores to the Financial Creditors payable equally over 4 years commencing March 2021.

8	As part of its cash management activities, during the quarter ended June 30, 2020, the Company’s overseas subsidiaries have extended loans of US$ 307 million to Vedanta Resources Limited (VRL) and its subsidiaries, repayable by June 2021.

9	Power and fuel charges for the quarter ended June 30, 2020 are net of reversal of ₹ 130 Crore on account of reduction in floor and forbearance prices of renewable energy certificates

10	As at June 30, 2020, the Company has an outstanding receivable equivalent to ₹ 106 Crore (net of provision of ₹ 52 Crore) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiaries (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Company, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

11	The Company has considered the possible effects of COVID-19 including on the recoverability of property, plant and equipment (PPE), loans and receivables, etc in accordance with Ind AS. The Company has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. Based on the assessment, no adjustment is required to these financial results.

12	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal	GR Arun Kumar
Dated : October 03, 2020	Executive Vice-Chairman	Whole -Time Director and Chief Financial Officer